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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an ☑ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
OJSC Silvinit

(Name of Subject Company)
Open Joint Stock Company Silvinit

(Translation of Subject Company’s Name into English (if applicable))
Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)
OJSC Uralkali

(Name of Person(s) Furnishing Form)
Ordinary Shares

(Title of Class of Subject Securities)
Not applicable

(CUSIP Number of Class of Securities (if applicable))
Andrey Denisenko, Anna Batarina
121151, Russia, Moscow, nab. Tarasa Shevchenko, 23-A
Tel.: +7 (495) 730-2371

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive
Notices and Communications on Behalf of Subject Company)
January 13, 2011

(Date Tender Offer/Rights Offering Commenced)
*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C.3507.
SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
1. Joint press- release of OJSC Uralkali and OJSC Silvinit regarding ISS recommendations to vote for the merger.
Item 2. Informational Legends
A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
No other materials have been made publicly available or disseminated to shareholders in connection with the exchange offer pursuant to Russian jurisdictional requirements.
PART III — CONSENT TO SERVICE OF PROCESS
The CT Corporation System has been appointed as a process agent and relevant written irrevocable consent and power of attorney has been filed with the Securities and Exchange Commission (the “Commission”) on Form F-X on 21 December 2010. OJSC Uralkali will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.
PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mr. Pavel S. Grachev
Chief Executive Officer
14 January 2011

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